Filed by Security Capital Group Incorporated
                         Pursuant to Rule 425 under the Securities Act of 1933
                                 Subject Company: Security Capital U.S. Realty
                                                   Commission File No. 1-15111


On January 12, 2000, Security Capital Group Incorporated, a Maryland corporation issued the following press release:


                SECURITY CAPITAL ANNOUNCES SHAREHOLDER APPROVAL
                  OF BUSINESS COMBINATION WITH SC-U.S. REALTY

(January 12, 2001) -- Security Capital Group Incorporated (NYSE: SCZ) announced that, at a special meeting held today, the shareholders of Security Capital approved the issuance of shares of the company's Class B common stock in connection with Security Capital's proposed transaction with SC-U.S. Realty (NYSE: RTY) (Amsterdam AEX Stock Exchange ISIN-Code: LU0060100673). Of the votes cast, 99.9% were in favor.

As previously reported, on September 26, 2000, Security Capital and SC-U.S. Realty entered into an agreement to combine the two businesses. The agreement provides that upon completion of the transaction, SC-U.S. Realty shareholders will receive 1.15 shares of Security Capital Class B common stock for each SC-U.S. Realty share. The agreement further provides that SC-U.S. Realty shareholders who vote against the agreement may elect to receive cash, provided that, if the total amount of cash required for distribution to SC-U.S. Realty shareholders exceeds $200 million in the aggregate, Security Capital is not required to complete the transaction. Approval by the shareholders of SC-U.S. Realty is also required; an extraordinary meeting in which SC-U.S. Realty shareholders will vote on the transaction is scheduled for Tuesday, January 16, 2001.

If SC-U.S. Realty shareholders approve the transaction and all other conditions to closing are satisfied, the closing of the transaction will occur on January 16, 2001.

Security Capital Group Incorporated is a leading global real estate operating and investment management company. Security Capital operates its business through two divisions. The Capital Division provides operational and capital deployment oversight to direct and indirect investments in real estate operating companies, generating earnings principally from its ownership of these affiliates. Currently, the Capital Division has investments in 16 real estate operating companies. The Financial Services Division generates fees principally from capital management activities. The principal offices of Security Capital and its directly owned affiliates are in Amsterdam, Atlanta, Brussels, Chicago, Denver, El Paso, Houston, London, Luxembourg, New York and Santa Fe.


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SECURITY CAPITAL GROUP FILED A REGISTRATION STATEMENT ON FORM S-4 WITH THE
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") ON OCTOBER 13, 2000, AND AMENDED ON DECEMBER 14, 2000, RELATING TO THE REGISTRATION OF THE ISSUANCE OF SHARES OF SECURITY CAPITAL STOCK IN THE PROPOSED TRANSACTION WITH SC-U.S. REALTY AND PROPOSALS TO BE SUBMITTED TO SHAREHOLDERS OF SECURITY CAPITAL GROUP AND SC-U.S. REALTY IN CONNECTION WITH THE TRANSACTION. SHAREHOLDERS OF SECURITY CAPITAL GROUP AND SC-U.S. REALTY ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE IT CONTAINS IMPORTANT INFORMATION. YOU MAY OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY SECURITY CAPITAL GROUP AND SC-U.S. REALTY WITH THE SEC (INCLUDING THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR AT FORTIS BANK (NEDERLAND) N.V., ROKIN 55 AT AMSTERDAM, TELEPHONE #31 02 527 24 67. SHAREHOLDERS OF SECURITY CAPITAL GROUP MAY ALSO OBTAIN A FREE COPY OF THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER DOCUMENTS BY DIRECTING A REQUEST TO SECURITY CAPITAL GROUP INCORPORATED, ATTENTION: WILLIAM
R. FOWLER, TELEPHONE: 800 988 4304.